FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY HELD COMPANY

Corporate Taxpayer’s No. (CNPJ/MF) 47.508.411/0001-56

Company Registration No. (NIRE) 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“CBD”), pursuant to Article 12 of CVM Instruction 358/02, as amended, hereby discloses the following correspondence received from the Diniz Group on July 14th, 2014.

The Company’s Investor Relations Department is at shareholders’ disposal to clarify any matters relating to the purpose of this Notice through telephone number +55 11 3886-0421 or e-mail gpa.ri@gpabr.com .

São Paulo, July 15th, 2014.

Daniela Sabbag

Investor Relations Officer

São Paulo, July 14, 2014.

Companhia Brasileira de Distribuição (“Company” or “CBD”)

Avenida Brigadeiro Luis Antônio, 3142

01402-901 – São Paulo, SP – Brazil

Attn: Ms. Daniela Sabbag

Investor and Corporate Relations Officer Tel.: 55 11 3886-0421

Fax: 55 11 3886-2677

E-mail: gpa.ri@grupopaodeacucar.com.br

Disclosure of Information on Shareholding

Dear Ms. Sabbag,

In accordance with article 12, paragraph 4 of CVM Instruction 358/02, we hereby inform you that Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, João Paulo Falleiros dos Santos Diniz, Adriana Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Rafaela Marchesi Diniz and Miguel Marchesi Diniz, who are members of the Diniz Group, sold on May 6 and July 17 this year, a total of 19,375,000 preferred shares issued by the Company, thereby reducing their shareholding in the Company by 7.31%, as shown below:

Shareholder	Trading Session	Number
Abílio dos Santos Diniz	05/06/2014	7,910,758
Ana Maria Falleiros dos Santos Diniz D’Avila	07/14/2014	1,910,707
João Paulo Falleiros dos Santos Diniz	07/14/2014	1,910,707
Adriana Falleiros dos Santos Diniz	07/14/2014	1,910,707
Pedro Paulo Falleiros dos Santos Diniz	07/14/2014	1,910,707
Rafaela Marchesi Diniz	07/14/2014	1,910,707
Miguel Marchesi Diniz	07/14/2014	1,910,707

Consequent to these transactions, the Diniz Group now holds preferred shares corresponding to 1.56% of the total capital of the Company.

The Diniz Group does not hold any convertible debentures or other securities convertible into shares issued by the Company.

Sincerely,

The Diniz Group

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 15, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.